Exhibit 16.1

[Letterhead of Mahoney Cohen & Company, CPA, P.C.]

January 20, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sir or Madam:

We have been furnished with a copy of the Current Report on Form 8-K of Magic Lantern Group, Inc. dated January 20, 2005.  We have read Item 4.01 thereof and agree with the statements concerning our Firm contained in the last sentence of the first paragraph and the second, third and fourth paragraphs therein. We have no basis to agree or disagree with the other statements of the Magic Lantern Group, Inc. contained therein.

Very truly yours,

/s/  Mahoney Cohen & Company, CPA, P.C.

Mahoney Cohen & Company, CPA, P.C.